Exhibit (h.27)

AMENDMENT 2

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of October 16, 2020:

Term	Means
“Existing Agreement”	The Report Modernization Addendum to Administration, Bookkeeping and Pricing Services Agreement between Heartland Group, Inc. and ALPS Fund Services, Inc., dated May 1, 2018, as amended
“ALPS” “Service Provider”	ALPS Fund Services, Inc.
“Fund” “Investment Manager”	Heartland Group, Inc.

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B hereto.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		Heartland Group, Inc.
By:	/s/ Michael Sleightholme	By:	/s/ Nicole J. Best
Name:	Michael Sleightholme	Name:	Nicole J. Best
Title:	Authorized Representative	Title:	VP, Treasurer and Principal Accounting Officer

Schedule A to this Amendment

Amendments

Effective as of October 16, 2020, the Existing Agreement is amended as follows:

1.	List of Portfolios. For purposes of updating the Portfolios of the Fund, Appendix II (Compensation) of the Existing Agreement is deleted in its entirety and replaced with the Appendix II attached hereto.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

APPENDIX II

Compensation

Fees for the Additional Services:

For the Additional Services, the Fund will pay to ALPS the Annual Portfolio Fees listed below*:

Portfolio	Annual Portfolio Fees
Heartland Value Fund	$xx1
Heartland Value Plus Fund	$xx1
Heartland Mid Cap Value Fund	$xx1

* All fees will be calculated daily and billed monthly by ALPS. These fees are subject to an annual cost of living adjustment as described in Section 2(a) of the Agreement.

The above fees are based on assumptions derived from the Fund’s historical portfolio information and/or information provided by the Fund. ALPS’ fees are subject to revision by ALPS, upon prior notice to the Fund, if ALPS determines that the Fund’s portfolio composition changes or additional work is required by ALPS as it originally contemplated for its provision of the Additional Services. The Fund’s use of alternative data suppliers may result in additional fees as determined by ALPS.

Third Party Expenses:

All third party expenses incurred in providing the Additional Services will be billed to the Fund, including, but not limited to, expenses related to any security pricing, valuation and/or similar data provided by third party suppliers. For third party suppliers from which the Fund receives services as part of an existing ALPS relationship or agreement, the Fund will be billed the amount attributable to the services it received, calculated pro-rata to the consolidated amount charged by the third party supplier before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All expenses in which a third party supplier does not have an established relationship with ALPS will be billed to the Fund as incurred.

1 In connection with the SEC’s December 8, 2017 issuance of a temporary final rule providing for a delay to the date by which the Portfolios must file Form N-PORT, a xx% discount will be temporarily applied to the Annual Portfolio Fees (for a discounted fee of $xx per Portfolio) for the period beginning May 1, 2018 through the last day of the month preceding the month in which a Form N-PORT preparation or filing compliance requirement is implemented by the SEC, as applicable to the Fund and the Portfolios; provided, however, that the full Annual Portfolio Fees, as stated above, will apply beginning the month in which Form N-PORT is required to be prepared and/or filed for the Portfolios. Further, the discount will not apply for any month(s) in which Form N-PORT is required or requested to be prepared and/or produced, on behalf of the Fund and its Portfolios, by Fund management or in connection with any regulatory or governmental request or inquiry.